Exceed Provides Additional Details on Strategic Land Purchase in Jiangxi Province

Fujian, China — April 2, 2012 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS”, “Exceed” or the “Company”), the owner and operator of “Xidelong” brand and one of the leading domestic sportswear brands in China, has provided additional detail pertaining to the agreement announced by the Company on February 17, 2012. As previously disclosed, the Company had entered into an agreement with the municipal government of Ruichang City, Jiangxi Province, for the investment and construction of a sportswear manufacturing base on a parcel of land in Ruichang city, Jiangxi Province, PRC. Under this agreement, the Company would purchase a parcel of land of 400,000 square meters in Ruichang city, for a total consideration of RMB198,000,000, subject to municipal and administrative approvals. This parcel of land will be used for the construction of a new production facility, which is expected to be completed by the end of 2013.

The parcel of land is a prime piece of real estate within Ruichang Industrial Park West, located within close proximity to the office of the municipal government of Ruichang city, the Ruichang train and bus stations and the Ruichang Aimin Hospital. Given its prime location in the center of the city, the parcel of land is priced at RMB330,000 (approximately $52,300) per Chinese acre. In addition, the city will incur costs in relocating current residents, conducting environmental cleanup, conducting surveys and rezoning the land before it will be available for development.

As previously announced, the Company has made a deposit of RMB46,800,000 (approximately US$7.4 million) as a performance bond in conjunction with the signing of the agreement. The land will be officially purchased at an auction that will hopefully take place sometime later in 2012, after the government settles with the existing residents of the land. The Company intends to establish a new operating subsidiary in Jiangxi Province and construct a new production facility on the purchased land in order to increase its internal manufacturing capacity and expand its control over the product development process from setting up the supply chain of raw materials, moulds and supplementary materials, to in-house production, to delivery.

Notes:

1. A Chinese acre is equivalent to approximately 1/6 of a US acre

2. The following are coordinates for the location of the “parcel of land:” (1) Latitude: 29.699351786662326 / 29° 41’ 57”; (2) Longitude: 115.67490399462895 / 115° 40’ 29”.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our future actions could be materially different from our current expectations. A number of factors could cause to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies and our financial condition. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

For further information, please contact:

Investor Relations (Hong Kong)	Investor Relations (US)
Mahmoud Siddig	Bryan Degnan
Taylor Rafferty	Taylor Rafferty
T: +852 3196 3712	T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com	E: Exceed@Taylor-Rafferty.com